Exhibit 99.1

INSIGHTEC RAISES APPROXIMATELY $90 MILLION IN AN EQUITY ROUND LED BY
KOCH DISRUPTIVE TECHNOLOGIES

Tel Aviv, Israel, December 28, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its previous announcement dated December 14, 2017 regarding the signing of a Share Purchase Agreement between Insightec Ltd. (“Insightec”) and Koch Disruptive Technologies (a subsidiary of Koch Industries, Inc.) (“Koch Disruptive Technologies”), that Insightec completed the initial closing of the transaction in which it raised approximately US$90 million (out of which US$75 million was invested by Koch Disruptive Technologies).

In consideration for the investment, Insightec issued to the investors new Series E Preferred Shares of Insightec that represent, immediately following their issuance, approximately 19.7% of the outstanding share capital (16.5% on a fully-diluted basis). Following the completion of the initial closing, the Company will hold approximately 25.2% (20.9% on a fully-diluted basis) of Insightec's share capital.

The transaction documents permit Insightec to increase the financing round to up to US$150 million, from Koch Disruptive Technologies and additional investors in one or more additional closings, to be held by no later than January 31, 2018.

Any forward-looking statements in our releases (including our estimation as to the investment amount and the time line for the closing of the transaction (if at all)) include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, if the conditions precedent are not met. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

The Company holds approximately 89.18% of Elbit Medical Ltd.'s outstanding share capital (88.65% on a fully diluted basis), which in turn holds currently approximately 24.9% of the outstanding share capital of Insightec (20.9% fully diluted basis). Insightec is a private company.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iii) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com